UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Markel Corporation

To the Plan Participants and Plan Administrator
Markel Corporation Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of assets available for benefits of Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statements of changes in assets available for benefits for the years ended December 31, 2021 and 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in assets available for benefits for the years ended December 31, 2021 and 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2021 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1986.

Richmond, Virginia
June 16, 2022

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Investments, at fair value:
Mutual funds	$668,565,047	$584,700,933
Markel Corporation common stock	156,024,499	135,488,378
Total investments	824,589,546	720,189,311
Notes receivable from participants	6,830,469	6,948,144
Assets available for benefits	$831,420,015	$727,137,455

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2021	2020
Additions to assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$72,692,326	$50,686,836
Interest and dividends	46,316,207	21,524,451
Total net investment income	119,008,533	72,211,287
Contributions:
Employer	22,139,842	22,653,384
Participant	25,280,426	24,650,103
Rollover	9,521,454	5,492,363
Total contributions	56,941,722	52,795,850
Interest income on notes receivable from participants	343,238	337,998
Total additions	176,293,493	125,345,135
Deductions from assets attributed to participant distributions and withdrawals	(72,010,933)	(73,123,543)
Net increase	104,282,560	52,221,592
Assets available for benefits:
Beginning of year	727,137,455	674,915,863
End of year	$831,420,015	$727,137,455

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

a) Basis of Presentation. The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared in conformity with United States (U.S.) generally accepted accounting principles (GAAP). The Plan is administered by an administrative committee, appointed by Markel Corporation (the Plan Administrator).

b) Use of Estimates. The preparation of financial statements in accordance with U.S. GAAP may require the Plan Administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c) Investments. The Plan's investments are held by a trustee-administered trust fund and are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the underlying assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year.

The change in the fair value of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

d) Notes Receivable from Participants. Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest. Interest income is recorded on an accrual basis.

e) Income Taxes. The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS) dated February 22, 2016. The IRS determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and, therefore, the trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Except for contributions that are designated as Roth deferrals, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan. Roth deferrals represent after-tax contributions to the Plan. Ordinarily, participants are not subject to tax on Roth distributions.

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2021 and 2020 there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2017.

f) Payment of Benefits. Plan benefits and withdrawals are recorded when paid.

g) Risks and Uncertainties. The Plan invests in a variety of investment securities. Investment securities are exposed to various risks, such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the Statements of Assets Available for Benefits. See note 6.

2. Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

a) General. The Plan is a defined contribution plan covering eligible employees of Markel Corporation and its participating subsidiaries (the Company). Employees of the Company, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). An administrative committee, appointed by the Plan Administrator, is responsible for administering the Plan and overseeing the Plan record keeper who carries out the day-to-day operations of the Plan. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc. (Fidelity Investments).

b) Contributions. The Company currently contributes to the Plan each year, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also currently contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $19,500 in 2021 and 2020. In addition, participants that reach age 50 before the close of the plan year can elect to make a "catch-up contribution" to the Plan for the plan year. The amount of the catch-up contribution was limited to $6,500 in 2021 and 2020. One-third of the employer's contributions currently are allocated to Markel Corporation common stock; however, once the funds are invested in Markel Corporation common stock, participants can redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of eligible compensation. Employees are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. Once a year, all active and eligible participants with a 0% deferral election are automatically enrolled at a new contribution rate of 4% of compensation, provided they have not made a 0% deferral election within the preceding 6 months. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and deemed target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

c) Participant Accounts. Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

d) Vesting and Plan Termination. Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal will be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2021 and 2020, forfeited amounts totaled $983,507 and $657,214, respectively. Forfeitures of $1,003,021 and $581,408 were used to reduce employer contributions in 2021 and 2020, respectively. Unused forfeitures were $129,011 at December 31, 2021, which will be utilized to reduce employer contributions in 2022.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

e) Payment of Benefits. The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement, as defined by the Summary Plan Description. Benefit payments for the value of the participant's vested account are generally made in a lump sum. Participants may apply to withdraw all or part of their vested balance subject to specific hardship and in-service withdrawal provisions of the Plan.

f) Participant Loans. Plan participants may apply to the administrative committee for loans from their vested account balances, subject to terms, conditions, procedures and rules established by the administrative committee. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan. Loans not repaid within the timeframe specified by the administrative committee are considered to be in default and treated as a distribution to the participant.

g) Investment Options. The Plan offers 21 investment options - Markel Corporation common stock and 20 mutual funds. Participants can change investment options daily, except for Markel Corporation common stock for which participants may change investment options on a real-time basis.

h) Coronavirus Aid, Relief, and Economic Security Act. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted and signed into law in response to the COVID-19 pandemic. Certain provisions of the CARES Act, which became effective immediately, provided relief for participants of defined contribution plans and included:
•the suspension of required minimum distributions, which represent distributions required to be taken each year for participants over a certain age, for 2020;
•the waiver of penalties for early distributions, if the participant meets certain requirements, through the end of 2020;
•the option for participants to delay the repayment of existing loans until 2021; and
•the increase of the maximum loan amount from the lesser of $50,000 or 50% of the vested value of the participant's account to $100,000 or 100%, respectively, through September 22, 2020.

In December 2021, the Plan Administrator amended the Plan to adopt these provisions of the CARES Act effective March 27, 2020.

3. Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability.

Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

•Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.
•Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.
•Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. All of the mutual funds are registered with the Securities and Exchange Commission. These mutual funds publish their daily net asset value and transact at that price on the open market. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded and categorized as Level 1.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end. This stock is actively traded and categorized as Level 1.

There were no assets classified as Level 2 or Level 3 at both December 31, 2021 and 2020.

4. Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $35,000 and $35,400 for the years ended December 31, 2021 and 2020, respectively. Investment management fees are paid by each mutual fund under the Plan and are included in net appreciation in fair value of investments in the Statements of Changes in Assets Available for Benefits.

5. Related Party Transactions

As of December 31, 2021, the Plan owned 126,437 shares of Markel Corporation common stock, which had a cost basis of $78,014,940 and a fair value of $156,024,499. During 2021, 13,884 shares of Markel Corporation common stock were purchased at a total cost of $16,367,036 and 18,567 shares, with a cost basis of $13,881,997, were sold for $21,909,283.

As of December 31, 2020, the Plan owned 131,120 shares of Markel Corporation common stock, which had a cost basis of $75,529,901 and a fair value of $135,488,378. During 2020, 18,636 shares of Markel Corporation common stock were purchased at a total cost of $18,339,520 and 23,440 shares, with a cost basis of $15,087,602, were sold for $24,392,898.

Of the mutual funds held by the Plan, 18 are managed by Fidelity Investments, an affiliate of the Trustee, who is a party-in-interest.

Loans to Plan participants, which are considered parties-in-interest, were granted throughout 2021 and 2020 as part of normal Plan operations.

6. Subsequent Events

As a result of recent volatility in the capital markets, the fair value of certain of the Plan's investments has decreased significantly since December 31, 2021.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2021

Participant Contributions Transferred Late to the Plan		Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51	Lost Earnings
Check here if Late Participant Loan Repayments are included: ☐		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$50,397	(1)	$—	$—	$—	$50,397	$43
(1)The amount relates to 2020 participant contributions for which lost earnings were corrected in 2021.

See accompanying report of independent registered public accounting firm.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2021

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Corporation*	126,437 shares of Markel Corporation common stock, cost of $78,014,940	$156,024,499

Mutual Funds:
Fidelity Investments*	4,835,257 shares of Fidelity Freedom 2030 Fund - Class K6	93,127,051
Fidelity Investments*	3,723,946 shares of Fidelity Contrafund - Class K6	86,916,907
Fidelity Investments*	6,839,818 shares of Fidelity Freedom 2040 Fund - Class K6	82,966,991
Fidelity Investments*	363,722 shares of Fidelity 500 Index Fund - Premium Class	60,130,477
Fidelity Investments*	2,934,881 shares of Fidelity Freedom 2020 Fund - Class K6	48,630,973
Fidelity Investments*	3,383,342 shares of Fidelity Freedom 2050 Fund - Class K6	47,535,958
Fidelity Investments*	2,131,114 shares of Fidelity Magellan Fund - Class K	32,712,601
Fidelity Investments*	29,986,584 shares of Fidelity Government Money Market Fund	29,986,584
Fidelity Investments*	2,474,101 shares of Fidelity U.S. Bond Index Fund - Institutional Class	29,639,726
Fidelity Investments*	1,072,749 shares of Fidelity Puritan Fund - Class K	29,146,581
Fidelity Investments*	397,823 shares of Fidelity Overseas Fund - Class K	26,872,952
Fidelity Investments*	347,683 shares of Fidelity Equity-Income Fund - Class K	24,400,425
Fidelity Investments*	268,996 shares of Fidelity Extended Market Index Fund - Premium Class	23,459,173
Fidelity Investments*	577,422 shares of Fidelity Stock Selector Small Cap Fund	19,822,912
Fidelity Investments*	180,014 shares of Fidelity International Index Fund - Premium Class	8,872,893
Fidelity Investments*	529,191 shares of Fidelity Freedom 2010 Fund - Class K6	8,276,544
Fidelity Investments*	331,864 shares of Fidelity Freedom 2060 Fund - Class K6	4,921,539
John Hancock Investments	288,433 shares of John Hancock Bond Fund - Class R6	4,663,960
Sequoia Fund, Inc.	22,722 shares of Sequoia Fund	4,203,353
Fidelity Investments*	122,095 shares of Fidelity Freedom Income Fund - Class K6	1,444,387
J.P. Morgan	34,929 shares of JPMorgan Equity Income Fund - Class R6	833,060
	Total mutual funds	668,565,047

Participant loans*	Notes receivable from participants with interest rates ranging from 4.25% to 6.50% and maturities ranging from one month to 17 years	6,830,469
	Total assets	$831,420,015

*Party-in-interest

See accompanying report of independent registered public accounting firm.

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Susan L. Davies
Susan L. Davies
Administrative Committee Member
Date: June 16, 2022